Free Writing Prospectus dated April 7, 2021

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated April 7, 2021

Registration Statement No. 333-253835

Free Writing Prospectus

Astrotech Corporation (the “Company”) has filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated April 7, 2021, the information incorporated therein by reference, and the other documents the Company has filed with the SEC for more complete information about the Company and the offering.

The information in this free writing prospectus supplements the preliminary prospectus supplement dated April 7, 2021, as follows:

ASTROTECH INCREASES PREVIOUSLY ANNOUNCED BOUGHT DEAL OFFERING OF COMMON STOCK TO $32.5 MILLION

Austin, Texas – April 7, 2021

Astrotech Corporation (NASDAQ: ASTC), today announced that, due to demand, the underwriter has agreed to increase the size of the previously announced public offering and purchase on a firm commitment basis 21,639,851 shares of common stock of the Company at a price to the public of $1.50 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about April 12, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company also has granted to the underwriter a 30-day option to purchase up to an additional 3,245,977 shares of common stock at the public offering price, less underwriting discounts and commission.

The gross proceeds of the offering are expected to be approximately $32.5 million, before deducting underwriting discounts and commissions and offering expenses payable by Astrotech and assuming no exercise of the option to purchase additional shares. Astrotech intends to use the net proceeds of the offering for general corporate purposes, working capital, and capital expenditures.

The securities described above are being offered by the Company pursuant to a “shelf” registration statement on Form S-3 (File No. 333-253835) filed with the Securities and Exchange Commission

(SEC) and declared effective on March 15, 2021 and the accompanying prospectus contained therein. The offering of the securities is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and the accompanying prospectus relating to this offering were filed with the SEC and are available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to this offering, when filed, may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by e-mail at placements@hcwco.com or by calling (212) 856-5711.

This announcement is neither an offer to sell, nor a solicitation of an offer to buy, any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation, or sale is unlawful.  Any offer, if at all, will be made only by means of the prospectus forming a part of the effective registration statement.

About Astrotech Corporation

Astrotech (NASDAQ: ASTC) is a science and technology development and commercialization company that launches, manages, and builds scalable companies based on innovative technology in order to maximize shareholder value. Astrotech is headquartered in Austin, Texas. For information, please visit www.astrotechcorp.com.

This press release contains forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, including regarding the anticipated closing of the offering.  Such forward-looking statements are subject to risks, trends, and uncertainties that could cause actual results to be materially different from the forward-looking statement. These factors include, but are not limited to, the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of net proceeds from the public offering, the Company’s ability to obtain additional financing, the severity and duration of the COVID-19 pandemic and its impact on the U.S. and worldwide economy, the timing, scope and effect of further U.S. and international governmental, regulatory, fiscal, monetary and public health responses to the COVID-19 pandemic, whether we can successfully complete the development of our new products and proprietary technologies, whether we can obtain the FDA and other regulatory approvals required to market our products under development in the United States or abroad, and whether the market will accept our products and services, market and other conditions, as well as other risk factors and business considerations described in the Company’s Securities and Exchange Commission filings including our annual report on Form 10-K.  Any forward-looking statements in this document should be evaluated in light of these important risk factors.  In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of its publication and should not be relied upon as representing its views as of any subsequent date.  The Company assumes no obligation to update these forward-looking statements.

Company Contact: Eric Stober, Chief Financial Officer, Astrotech Corporation, (512) 485-9530